Exhibit 99.1

CBTX, Inc. Reports First Quarter Financial Results

Houston, Texas, April 28, 2022 -- CBTX, Inc., or the Company (NASDAQ: CBTX), the bank holding company for CommunityBank of Texas, N.A., or the Bank, today announced its results for the quarter ended March 31, 2022.

Robert R. Franklin, Jr., Chairman, CEO and President of the Company said, “We are pleased to present the results for CBTX, Inc. for the first quarter of 2022. Our local economy continues to gain strength, and we carried momentum into this year. I am very proud of our team and its work to continue to grow our loans and remain disciplined in this competitive lending environment.”

Mr. Franklin continued, “We have made great progress with our new partners at Allegiance Bank. Our teams are hard at work on integration, while we work to gain approval from the regulators and our shareholders. We are focused on building additional shareholder value by combining two valued franchises into one of the premier banks in our markets.”

Mr. Franklin concluded, “Our markets are seeing increased competition from outside the state in the rising interest rate environment. Although we see economic challenges in the form of competition, inflation and the impact of geopolitical events, we believe that our balance sheet position, liquidity and strong capital give reason to be excited about the opportunities for the rest of 2022 and beyond.”

Highlights

●	The Company reported net income of $10.6 million for the first quarter of 2022, or $0.43 per diluted share, compared to a net loss of $545,000, or $0.02 per diluted share, for the fourth quarter of 2021 and net income of $10.0 million, or $0.41 per diluted share, for the first quarter of 2021.
●	Securities increased $122.9 million from December 31, 2021 to March 31, 2022 and increased $258.9 million from March 31, 2021 to March 31, 2022.
●	Cash and cash equivalents decreased $179.2 million from December 31, 2021 to March 31, 2022 and increased $166.3 million from March 31, 2021 to March 31, 2022.
●	Loans excluding loans held for sale increased $12.4 million from December 31, 2021 to March 31, 2022 and decreased $11.8 million from March 31, 2021 to March 31, 2022.
●	The allowance for credit losses, or ACL, was 1.09%, 1.09% and 1.41% of loans excluding loans held for sale at March 31, 2022, December 31, 2021 and March 31, 2021, respectively.
●	Deposits decreased $10.1 million between December 31, 2021 and March 31, 2022 and increased $436.5 million between March 31, 2021 and March 31, 2022.
●	Net interest margin on a tax equivalent basis was 3.22% for the first quarter of 2022, compared to 3.07% for the fourth quarter of 2021 and 3.71% for the first quarter of 2021.

Pending Merger

On November 8, 2021, Allegiance Bancshares, Inc., or Allegiance, and the Company jointly announced that they entered into a definitive merger agreement pursuant to which the companies will combine in an all-stock merger of equals. Under the terms of the definitive merger agreement, Allegiance shareholders will receive 1.4184 shares of the Company’s common stock for each share of Allegiance common stock they own. Based on the number of outstanding shares of Allegiance and the Company as of November 5, 2021, Allegiance shareholders will own approximately 54% and the Company’s shareholders will own approximately 46% of the combined company. The companies have submitted the required regulatory filings and subject to satisfaction of the closing conditions, including approval of the merger agreement by both companies’ shareholders, the parties anticipate closing in the second quarter of 2022. Each company has scheduled a special meeting for May 24, 2022 at which its respective shareholders will consider and vote on the merger agreement and other related matters.

Operating Results

The Company reported net income of $10.6 million for the first quarter of 2022, or $0.43 per diluted share, compared to a net loss of $545,000, or $0.02 per diluted share, for the fourth quarter of 2021 and net income of $10.0 million, or $0.41 per diluted share, for the first quarter of 2021.

The increase of $11.1 million in net income for the first quarter of 2022, compared to the fourth quarter of 2021, was primarily due to a $10.2 million decrease in noninterest expense due to the payment of $8.0 million of civil money penalties to resolve Bank Secrecy Act, or BSA, and anti-money laundering, or AML, compliance matters during the fourth quarter of 2021, a $1.8 million increase in net interest income and a $1.2 million increase in noninterest income. In addition, net income for the first quarter of 2022, compared to the fourth quarter of 2021 was $1.6 million lower as the fourth quarter 2021 provision for credit losses was a recapture of $1.2 million and the first quarter of 2022 provision for credit losses was a provision of $435,000.

The increase of $576,000 in net income for the first quarter of 2022, compared to the first quarter of 2021, was primarily due to a $2.2 million increase in noninterest income, partially offset by a $1.4 million increase in noninterest expense and a $460,000 decrease in net interest income.

Net Interest Income

Net interest income was $32.6 million for the first quarter of 2022, compared to $30.8 million for the fourth quarter of 2021 and $33.1 million for the first quarter of 2021. Net interest income increased $1.8 million during the first quarter of 2022, compared to the fourth quarter of 2021, primarily due to higher average loans and securities, which was partially offset by the impact of an additional calendar day in the fourth quarter of 2021. Net interest income decreased $460,000 during the first quarter of 2022, compared to the first quarter of 2021, primarily due to lower rates on loans and lower average loans during the three months ended March 31, 2022, partially offset by higher average securities and lower rates on deposits.

The yield on interest-earning assets was 3.31% for the first quarter of 2022, compared to 3.16% for the fourth quarter of 2021 and 3.85% for the first quarter of 2021. The cost of interest-bearing liabilities was 0.27% for the first quarter of 2022, 0.28% for the fourth quarter of 2021 and 0.34% for the first quarter of 2021. The Company’s net interest margin on a tax equivalent basis was 3.22% for the first quarter of 2022, compared to 3.07% for the fourth quarter of 2021 and 3.71% for the first quarter of 2021.

Net fees recognized on Paycheck Protection Program, or PPP, loans during the first quarter of 2022 were $989,000, $1.5 million during the fourth quarter of 2021 and $3.2 million during the first quarter of 2021.

Provision (Recapture) for Credit Losses

The provision for credit losses for the first quarter of 2022 was $435,000, compared to a recapture of $1.2 million for the fourth quarter of 2021 and $412,000 for the first quarter of 2021.

The provision for credit losses for the first quarter of 2022 is comprised of a $415,000 provision for credit losses related to unfunded commitments and a $20,000 provision for credit losses for loans.

The recapture of credit losses during the fourth quarter of 2021 primarily resulted from qualitative factor adjustments associated with continued improvements in the local economy.

The provision for credit losses for the first quarter of 2021 was comprised of $286,000 and $126,000 for the ACL for loans and for unfunded commitments, respectively.

The ACL for loans was $31.4 million, or 1.09%, of loans excluding loans held for sale at March 31, 2022, $31.3 million, or 1.09%, at December 31, 2021 and $40.9 million, or 1.41%, at March 31, 2021. The increase in the ACL from December 31, 2021 to March 31, 2022 was primarily due to an increase in collectively evaluated loans resulting from growth in the loan portfolio and adjustments to certain qualitative factors, which was partially offset by a decrease in the ACL related to individually evaluated loans resulting from a reduction in the associated principal balances.

Noninterest Income

Noninterest income was $5.3 million for the first quarter of 2022, $4.1 million for the fourth quarter of 2021 and $3.1 million for the first quarter of 2021.

The increase in noninterest income during the first quarter of 2022 was primarily due to payments totaling $1.5 million recognized in connection with the early termination of a land lease included in other noninterest income, and a gain of $1.2 million for sales of assets underlying a portion of the Company’s equity investments, partially offset by a $1.2 million loss included in net gain on sale of assets for the disposal of the building and improvements for the land lease that was terminated early.

Noninterest Expense

Noninterest expense was $24.7 million for the first quarter of 2022, compared to $34.8 million for the fourth quarter of 2021 and $23.3 million for the first quarter of 2021.

The decrease in noninterest of $10.2 million for the first quarter of 2022, compared to the fourth quarter of 2021 was primarily due to a decrease of $7.8 million in regulatory fees associated with payment of $8.0 million of civil money penalties to resolve BSA/AML, compliance matters during the fourth quarter of 2021 and a $1.4 million decrease in salaries and employee benefits primarily due to bonus expense in the fourth quarter of 2021.

The increase in noninterest expense of $1.4 million for the first quarter of 2022, compared to the first quarter of 2021, was primarily due to a $1.1 million increase in salaries and employee benefits, a $824,000 decrease in professional and director fees and a $1.2 million increase in other expenses. The increase in salaries and employee benefits of $1.1 million for the three months ended March 31, 2022, compared to the three months ended March 31, 2021, is primarily due to a $874,000 increase in salaries due to merit increases and a $165,000 increase in bonus accruals. Professional and director fees decreased $824,000 for the three months ended March 31, 2022, compared to the three months ended March 31, 2021, primarily due to a decrease in professional fees related to BSA/AML compliance matters of $531,000 and a $213,000 decrease in legal fees. Other expenses increased $1.2 million during the three months ended March 31, 2022, compared to the three months ended March 31, 2021, primarily due to $784,000 of costs related to the pending merger with Allegiance.

Income Taxes

Income tax expense was $2.3 million for the first quarter of 2022, $1.8 million for the fourth quarter of 2021 and $2.5 million for the first quarter of 2021. The effective tax rates were 17.69% for the first quarter of 2022, 142.41% for the fourth quarter of 2021 and 19.87% for the first quarter of 2021.

The differences between the federal statutory rate of 21% and the effective tax rates were largely attributable to permanent differences primarily related to tax exempt interest income, bank-owned life insurance earnings and merger-related expenses. The tax rate for the fourth quarter of 2021 were also impacted by the resolution of the BSA/AML compliance matters as the civil money penalties were not tax deductible.

Balance Sheet Highlights

Loans

Loans excluding loans held for sale were $2.9 billion at March 31, 2022, $2.9 billion at December 31, 2021 and $2.9 billion at March 31, 2021. Loans excluding loans held for sale increased $12.4 million from December 31, 2021 to March 31, 2022 primarily due to loan originations and line of credit drawdowns outpacing paydowns.

The decrease of $11.8 million from March 31, 2021 to March 31, 2022 was impacted by the repayment of PPP loans. The Company’s PPP loans were $17.5 million, net of deferred fees and unearned discounts, at March 31, 2022, $52.8 million at December 31, 2021 and $258.8 million at March 31, 2021. The PPP program has been closed to further borrowings and the Company has not originated any new loans under this program since the second quarter of 2021.

In support of customers impacted by the COVID-19 pandemic, the Company offered relief through payment deferrals during 2020 and 2021. The Company had four loans subject to such deferral arrangements with an outstanding aggregate principal balance of $15.1 million at March 31, 2022, seven loans on deferral arrangements with an outstanding principal aggregate balance of $18.5 million at December 31, 2021 and 16 loans on deferral arrangement with an outstanding aggregate principal balance of $34.3 million at March 31, 2021.

Cash and Cash Equivalents

Cash and cash equivalents decreased $179.2 million from December 31, 2021 to March 31, 2022 primarily due to a net increase in securities. Cash and cash equivalents increased $166.3 million from March 31, 2021 to March 31, 2022 primarily due to net deposit inflows, partially offset by a net increase in securities.

Securities

Securities were $548.0 million at March 31, 2022, $425.0 million at December 31, 2021 and $289.1 million at March 31, 2021.

As of March 31, 2022, the fair value of the Company’s securities totaled $548.0 million, compared to $425.0 million as of December 31, 2021, an increase of $122.9 million. Amortized cost increased $161.3 million during 2022, primarily as a result of purchases totaling $324.3 million outpacing maturities, calls and paydowns totaling $162.7 million. Net unrealized losses on the securities portfolio were $34.5 million at March 31, 2022, compared to net unrealized gains of $3.9 million at December 31, 2021. This decrease of $38.4 million was due to a reduction in fair value as a result of interest rate increases and anticipated increases.

Securities increased $258.9 million from March 31, 2021 to March 31, 2022 primarily due to purchases out pacing maturities, calls and paydowns, partially offset by decreases in fair value due to changes in interest rates and anticipated changes in interest rates during the first quarter of 2022. Net unrealized losses on the securities portfolio were $34.5 million at March 31, 2022, compared to a net unrealized gain of $4.2 million at March 31, 2021. This decrease of $38.7 million was due to a reduction in fair value as a result of interest rate increases and anticipated increases.

Deposits and Borrowings

Total deposits were $3.8 billion, $3.8 billion and $3.4 billion at March 31, 2022, December 31, 2021 and March 31, 2021, respectively. The decrease in deposits of $10.1 million between December 31, 2021 and March 31, 2022 was due to net deposit outflows of $26.4 million in interest-bearing accounts and net deposit inflows of $16.3 million in noninterest-bearing accounts. The increase in deposits of $436.5 million between March 31, 2021 and March 31, 2022 was due to net deposit inflows of $256.6 million and $179.9 million in interest-bearing accounts and noninterest-bearing accounts, respectively.

The Company defines total borrowings as the total of Federal Home Loan Bank advances and notes payable. Total borrowings were $50.0 million of Federal Home Loan Bank advances at March 31, 2022, December 31, 2021 and March 31, 2021 and these advances were paid off in April 2022.

Capital

At March 31, 2022, the Company continued to be well capitalized and maintained strong capital ratios under bank regulatory requirements. The Company’s total risk-based capital ratio was 16.06% at March 31, 2022, 16.42% at December 31, 2021 and 17.00% at March 31, 2021. The Company’s tier 1 leverage ratio was 11.08% at March 31, 2022, 11.22% at December 31, 2021 and 11.90% at March 31, 2021. The Company’s total shareholders’ equity to total assets ratio was 12.14% at March 31, 2022, 12.53% at December 31, 2021 and 13.54% at March 31, 2021.

The ratio of tangible equity to tangible assets was 10.44% at March 31, 2022, 10.85% at December 31, 2021 and 11.67% at March 31, 2021. Tangible equity to tangible assets is a non-GAAP financial measure. The most directly comparable financial measure calculated in accordance with United States generally accepted accounting principles, or GAAP, to tangible equity to tangible assets is total shareholders’ equity to total assets. See the table captioned “Non-GAAP to GAAP Reconciliation” at the end of this earnings release.

Non-GAAP Financial Measures

This earnings release contains certain non-GAAP financial measures including “tangible book value,” “tangible book value per share,” and “tangible equity to tangible assets,” which are supplemental measures that are not required by, or are not presented in accordance with, GAAP. Please refer to the table titled “Non-GAAP to GAAP Reconciliation” at the end of this earnings release for a reconciliation of these non-GAAP financial measures.

Conference Call Information

The Company will hold a conference call to discuss first quarter 2022 financial results on Friday, April 29, 2022 at 8:00 a.m. Central Time (9:00 a.m. Eastern Time). Investors and interested parties may listen to the teleconference via telephone by calling (877) 620-1733 if calling from the U.S. or Canada (or (470) 414-9785 if calling from outside the U.S.). The conference call ID number is 5369784. To access the live webcast of the conference call, individuals can visit the Investor Relations page of the Company’s website: https://ir.cbtxinc.com/events-and-presentations. An archived edition of the earnings webcast will also be posted on the Company’s website later that day and will remain available to interested parties via the same link for one year.

The conference call will contain forward-looking statements in addition to statements of historical fact. The actual achievement of any forecasted results or the unfolding of future economic or business developments in a way anticipated or projected by the Company involves numerous risks and uncertainties that may cause the Company’s actual performance to be materially different from that stated or implied in the forward-looking statements. Such risks and uncertainties include, among other things, risks discussed within the “Risk Factors” section of the Company’s most recent Forms 10-Q and 10-K and subsequent 8-Ks.

About CBTX, Inc.

CBTX, Inc. is the bank holding company for CommunityBank of Texas, N.A., a community bank, offering commercial banking solutions to small and mid-sized businesses and professionals in Houston, Dallas, Beaumont and surrounding communities in Texas. Visit www.communitybankoftx.com for more information.

Forward-Looking Statements

This earnings release may contain certain forward-looking statements within the meaning of the securities laws that are based on various facts and derived utilizing important assumptions, current expectations, estimates and projections about the Company and its subsidiary. Forward-looking statements include information regarding the Company’s future financial performance, business and growth strategy, projected plans and objectives, as well as projections of macroeconomic and industry trends, which are inherently unreliable due to the multiple factors that impact economic trends, and any such variations may be material. Statements preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “projects,” “estimates,” “plans” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could” are generally forward-looking in nature and not historical facts, although not all forward-looking statements include the foregoing. Further, certain factors that could affect our future results and cause actual results to differ materially from those expressed in the forward-looking statements include, but are not limited to: natural disasters and adverse weather on the Company’s market area, acts of terrorism, pandemics, an outbreak of hostilities or other international or domestic calamities and other matters beyond the Company’s control; the Company’s ability to manage the economic risks related to the ongoing impact of the COVID-19 pandemic (including risks related to its customers’ credit quality, deferrals and modifications to loans); the geographic concentration of the Company’s markets in Houston and Beaumont, Texas; the Company’s ability to manage changes and the continued health or availability of management personnel; the amount of nonperforming and classified assets that the Company holds and the time and effort necessary to resolve nonperforming assets; deterioration of asset quality; interest rate risk associated with the Company’s business; national business and economic conditions in general, in the financial services industry and within the Company’s primary markets; sustained instability of the oil and gas industry in general and within Texas; the composition of the Company’s loan portfolio, including the identity of the Company’s borrowers and the concentration of loans in specialized industries; changes in the value of collateral securing the Company’s loans; the Company’s ability to maintain important deposit customer relationships and its reputation; the Company’s ability to maintain effective internal control over financial reporting; volatility and direction of market interest rates; liquidity risks associated with the Company’s business; systems failures, interruptions or breaches involving the Company’s information technology and telecommunications systems or third- or fourth-party servicers; the failure of certain third- or fourth-party vendors to perform; the institution and outcome of litigation and other legal proceedings against the Company or to which it may become subject; the operational risks associated with the Company’s business; the costs, effects and results of regulatory examinations, investigations, or reviews or the ability to obtain required regulatory approvals; changes in the laws, rules, regulations, interpretations or policies relating to financial institution, accounting, tax, trade, monetary and fiscal matters; further government intervention in the U.S. financial system that may impact how the Company achieves its performance goals; the risk that the cost savings and any revenue synergies from the merger may not be fully realized or may take longer than anticipated to be realized; disruption to the parties’ businesses as a result of the announcement and pendency of the merger; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the risk that the integration of each party’s operations will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses; the failure to obtain the necessary approvals by the shareholders of Allegiance or the Company; the amount of the costs, fees, expenses and charges related to the merger; the ability by each of Allegiance and the Company to obtain required governmental approvals of the merger (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction); reputational risk and the reaction of each company’s customers, suppliers, employees or other business partners to the merger; the failure of the closing conditions in the merger agreement to be satisfied, or any unexpected delay in closing the merger; the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; the dilution caused by the Company’s issuance of additional shares of its common stock in the merger; general competitive, economic, political and market conditions; and other factors that may affect future results of the Company and Allegiance including changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; capital management activities; and other actions of the Board of Governors of the Federal Reserve System, Federal Deposit Insurance Corporation and Office of the Comptroller of Currency, or OCC, and legislative and regulatory actions and reforms; and other risks, uncertainties, and factors that are discussed from time to time in the Company’s reports and documents filed with the Securities and Exchange Commission, or SEC. Additionally, many of these risks and uncertainties have been elevated by and may continue to be elevated by the COVID-19 pandemic.

The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in the Company’s Annual Report on Form 10-K, filed with the SEC, and other reports and statements that the Company has filed with the SEC. If one or more events related to these or other risks or uncertainties materialize, or if the Company’s underlying assumptions prove to be incorrect, actual results may differ materially from what it anticipates. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and the Company does not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New factors emerge from time to time, and it is not possible for the Company to predict which will arise. In addition, the Company cannot assess the impact of each factor on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. Copies of the SEC filings for the Company are available for download free of charge from www.communitybankoftx.com under the Investor Relations tab.

The Company disclaims any obligation and does not intend to update or revise any forward-looking statements contained in this communication, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Information about the Merger and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed merger, the Company filed a registration statement on Form S-4 (Registration No. 333-262322) with the SEC to register the shares of the Company’s common stock that will be issued to Allegiance shareholders in connection with the merger.  The registration statement on Form S-4, as amended, was declared effective by the SEC on April 7, 2022. The registration statement includes a joint proxy statement/prospectus and other relevant materials in connection with the proposed merger. The Company and Allegiance commenced mailing the definitive joint proxy statement/prospectus to their respective shareholders on or about April 15, 2022.

WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT CBTX, ALLEGIANCE AND THE PROPOSED MERGER.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Allegiance or the Company through the website maintained by the SEC at https://www.sec.gov. Documents filed with the SEC by the Company are available free of charge by accessing the Company’s website at www.communitybankoftx.com under the heading “Investor Relations” or, alternatively, by directing a request by mail or telephone to CBTX, Inc., 9 Greenway Plaza, Suite 110, Houston, Texas 77046, Attn: Investor Relations, (713) 210-7600, and documents filed with the SEC by Allegiance are available free of charge by accessing Allegiance’s website at www.allegiancebank.com under the heading “Investor Relations” or, alternatively, by directing a request by mail or telephone to Allegiance Bancshares, Inc., 8847 West Sam Houston Parkway, N., Suite 200, Houston, Texas 77040, (281) 894-3200.

Participants in the Solicitation

The Company, Allegiance and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of the Company and Allegiance in connection with the proposed merger. Certain information regarding the interests of these participants and a description of their direct or indirect interests, by security holdings or otherwise, are included in the joint proxy statement/prospectus regarding the proposed merger. Additional information about the directors and executive officers of the Company and their ownership of the Company’s common stock is set forth in the Company’s annual report on Form 10-K, filed with the SEC on February 25, 2022. Additional information about the directors and executive officers of Allegiance and their ownership of Allegiance’s common stock is set forth in Allegiance’s proxy statement for its annual meeting of shareholders, filed with the SEC on March 10, 2022. These documents can be obtained free of charge from the sources described above.

CBTX, INC. AND SUBSIDIARY

Financial Highlights

(In thousands, except per share data and percentages)

	Three Months Ended
	3/31/2022	12/31/2021	9/30/2021	6/30/2021	3/31/2021
Profitability:
Net income (loss)	$10,595	$(545)	$14,421	$11,703	$10,019
Basic earnings (loss) per share	$0.43	$(0.02)	$0.59	$0.48	$0.41
Diluted earnings (loss) per share	$0.43	$(0.02)	$0.59	$0.48	$0.41
Return on average assets(1)	0.97%	(0.05%)	1.37%	1.14%	1.03%
Return on average shareholders' equity(1)	7.67%	(0.38%)	10.15%	8.49%	7.39%
Net interest margin - tax equivalent(1)	3.22%	3.07%	3.22%	3.29%	3.71%
Efficiency ratio(2)	64.94%	99.78%	66.21%	73.02%	64.32%

Liquidity and Capital Ratios:
Total shareholders' equity to total assets	12.14%	12.53%	13.41%	13.68%	13.54%
Tangible equity to tangible assets(3)	10.44%	10.85%	11.64%	11.84%	11.67%
Common equity tier 1 capital ratio	14.97%	15.31%	16.87%	16.46%	15.75%
Tier 1 risk-based capital ratio	14.97%	15.31%	16.87%	16.46%	15.75%
Total risk-based capital ratio	16.06%	16.42%	18.12%	17.72%	17.00%
Tier 1 leverage ratio	11.08%	11.22%	11.69%	11.63%	11.90%

Credit Quality:
Allowance for credit losses for loans to loans excluding loans held for sale	1.09%	1.09%	1.23%	1.36%	1.41%
Nonperforming assets to total assets	0.50%	0.50%	0.49%	0.52%	0.59%
Nonperforming loans to loans excluding loans held for sale	0.77%	0.79%	0.79%	0.77%	0.81%
Net charge-offs (recoveries) to average loans(1)	(0.01%)	(0.01%)	(0.01%)	(0.07%)	0.01%

Other Data:
Weighted average common shares outstanding - basic	24,497	24,437	24,432	24,447	24,508
Weighted average common shares outstanding - diluted	24,605	24,575	24,544	24,571	24,616
Common shares outstanding at period end	24,502	24,488	24,420	24,450	24,442
Dividends per share	$0.13	$0.13	$0.13	$0.13	$0.13
Book value per share	$22.03	$22.96	$23.12	$22.75	$22.31
Tangible book value per share(3)	$18.58	$19.50	$19.65	$19.28	$18.84
Employees - full-time equivalents	503	506	520	529	517

(1)	Annualized.
(2)	Efficiency ratio represents noninterest expense divided by the sum of net interest income and noninterest income.
(3)	Non-GAAP financial measure. See the table captioned “Non-GAAP to GAAP Reconciliation” at the end of this earnings release.

CBTX, INC. AND SUBSIDIARY

Condensed Consolidated Balance Sheets

(In thousands)

	3/31/2022	12/31/2021	9/30/2021	6/30/2021	3/31/2021

Loans excluding loans held for sale	$2,879,880	$2,867,524	$2,608,402	$2,729,496	$2,891,632
Allowance for credit losses for loans	(31,442)	(31,345)	(32,208)	(37,183)	(40,874)
Loans, net	2,848,438	2,836,179	2,576,194	2,692,313	2,850,758
Cash and cash equivalents	770,991	950,146	998,785	788,409	604,671
Securities	547,979	425,046	359,539	309,233	289,091
Premises and equipment	56,665	58,417	59,235	59,987	60,551
Goodwill	80,950	80,950	80,950	80,950	80,950
Other intangible assets	3,540	3,658	3,702	3,846	3,991
Loans held for sale	748	164	327	808	1,005
Operating lease right-to-use asset	10,850	11,191	11,527	12,514	12,900
Other assets	125,816	120,250	118,860	118,474	124,722
Total assets	$4,445,977	$4,486,001	$4,209,119	$4,066,534	$4,028,639

Noninterest-bearing deposits	$1,801,323	$1,784,981	$1,628,144	$1,556,784	$1,621,408
Interest-bearing deposits	2,019,902	2,046,303	1,903,491	1,860,002	1,763,339
Total deposits	3,821,225	3,831,284	3,531,635	3,416,786	3,384,747
Federal Home Loan Bank advances	50,000	50,000	50,000	50,000	50,000
Operating lease liabilities	13,752	14,142	14,556	15,590	16,060
Other liabilities	21,277	28,450	48,335	27,931	32,483
Total liabilities	3,906,254	3,923,876	3,644,526	3,510,307	3,483,290

Total shareholders’ equity	539,723	562,125	564,593	556,227	545,349
Total liabilities and shareholders’ equity	$4,445,977	$4,486,001	$4,209,119	$4,066,534	$4,028,639

CBTX, INC. AND SUBSIDIARY

Condensed Consolidated Statements of Income

(In thousands)

	Three Months Ended
	3/31/2022	12/31/2021	9/30/2021	6/30/2021	3/31/2021
Interest income
Interest and fees on loans	$31,221	$29,882	$30,765	$30,793	$33,165
Securities	2,292	1,796	1,435	1,332	1,173
Interest-bearing deposits at other financial institutions	348	383	340	223	177
Equity investments	154	168	157	158	146
Total interest income	34,015	32,229	32,697	32,506	34,661
Interest expense
Deposits	1,164	1,180	1,227	1,267	1,350
Federal Home Loan Bank advances	221	222	221	221	221
Other interest-bearing liabilities	—	17	—	—	—
Total interest expense	1,385	1,419	1,448	1,488	1,571
Net interest income	32,630	30,810	31,249	31,018	33,090
Provision (recapture) for credit losses
Provision (recapture) for credit losses for loans	20	(901)	(5,057)	(4,190)	286
Provision (recapture) for credit losses for unfunded commitments	415	(306)	162	(893)	126
Total provision (recapture) for credit losses	435	(1,207)	(4,895)	(5,083)	412
Net interest income after provision (recapture) for credit losses	32,195	32,017	36,144	36,101	32,678
Noninterest income
Deposit account service charges	1,370	1,370	1,352	1,167	1,193
Card interchange fees	1,037	1,081	1,048	1,095	976
Earnings on bank-owned life insurance	371	385	2,323	390	390
Net gain on sales of assets	530	910	360	366	192
Other	2,021	354	479	473	360
Total noninterest income	5,329	4,100	5,562	3,491	3,111
Noninterest expense
Salaries and employee benefits	15,254	16,609	15,000	14,734	14,188
Occupancy expense	2,371	2,606	2,660	2,597	2,521
Professional and director fees	879	756	1,567	2,441	1,703
Data processing and software	1,763	1,716	1,629	1,661	1,576
Regulatory fees	614	8,366	478	501	556
Advertising, marketing and business development	249	263	493	510	285
Telephone and communications	454	471	516	550	463
Security and protection expense	324	439	425	537	390
Amortization of intangibles	181	179	182	186	191
Other expenses	2,563	3,427	1,422	1,480	1,412
Total noninterest expense	24,652	34,832	24,372	25,197	23,285
Net income before income tax expense	12,872	1,285	17,334	14,395	12,504
Income tax expense	2,277	1,830	2,913	2,692	2,485
Net income (loss)	$10,595	$(545)	$14,421	$11,703	$10,019

CBTX, INC. AND SUBSIDIARY

Net Interest Margin

(In thousands, except percentages)

	Three Months Ended
	March 31, 2022			December 31, 2021			March 31, 2021
	Average	Interest	Average	Average	Interest	Average	Average	Interest	Average
	Outstanding	Earned/	Yield/	Outstanding	Earned/	Yield/	Outstanding	Earned/	Yield/
	Balance	Interest Paid	Rate(1)	Balance	Interest Paid	Rate(1)	Balance	Interest Paid	Rate(1)
Assets
Interest-earning assets:
Total loans(2)	$2,886,765	$31,221	4.39%	$2,702,211	$29,882	4.39%	$2,901,291	$33,165	4.64%
Securities	497,640	2,292	1.87%	404,064	1,796	1.76%	259,341	1,173	1.84%
Interest-bearing deposits at other financial institutions	768,665	348	0.18%	921,545	383	0.16%	475,279	177	0.15%
Equity investments	13,379	154	4.67%	13,374	168	4.98%	15,353	146	3.86%
Total interest-earning assets	4,166,449	$34,015	3.31%	4,041,194	$32,229	3.16%	3,651,264	$34,661	3.85%
Allowance for credit losses for loans	(31,602)			(32,840)			(41,078)
Noninterest-earning assets	307,796			312,308			321,334
Total assets	$4,442,643			$4,320,662			$3,931,520
Liabilities and Shareholders’ Equity
Interest-bearing liabilities:
Interest-bearing deposits	$2,019,609	$1,164	0.23%	$1,941,177	$1,180	0.24%	$1,802,175	$1,350	0.30%
Federal Home Loan Bank advances	50,000	221	1.79%	50,000	222	1.76%	50,000	221	1.79%
Other interest-bearing liabilities	—	—	—	33	17	—	—	—	—
Total interest-bearing liabilities	2,069,609	$1,385	0.27%	1,991,210	$1,419	0.28%	1,852,175	$1,571	0.34%
Noninterest-bearing liabilities:
Noninterest-bearing deposits	1,762,729			1,706,673			1,478,183
Other liabilities	49,990			54,612			51,634
Total noninterest-bearing liabilities	1,812,719			1,761,285			1,529,817
Shareholders’ equity	560,315			568,167			549,528
Total liabilities and shareholders’ equity	$4,442,643			$4,320,662			$3,931,520
Net interest income		$32,630			$30,810			$33,090
Net interest spread(3)			3.04%			2.88%			3.51%
Net interest margin(4)			3.18%			3.02%			3.68%
Net interest margin - tax equivalent(5)			3.22%			3.07%			3.71%

(1)	Annualized.
(2)	Includes average outstanding balances related to loans held for sale.
(3)	Net interest spread is the average yield on interest-earning assets minus the average rate on interest-bearing liabilities.
(4)	Net interest margin is equal to net interest income divided by average interest-earning assets.
(5)

Tax equivalent adjustments of $463,000, $426,000 and $299,000 for the quarters ended March 31, 2022, December 31, 2021 and March 31, 2021, respectively, were computed using a federal income tax rate of 21%.

CBTX, INC. AND SUBSIDIARY

Rate/Volume Analysis

(In thousands)

	Three Months Ended March 31, 2022,
	Compared to Three Months Ended December 31, 2021
	Increase (Decrease) due to
(Dollars in thousands)	Rate	Volume	Days	Total
Interest-earning assets:
Total loans	$(53)	$2,042	$(650)	$1,339
Securities	120	415	(39)	496
Interest-bearing deposits at other financial institutions	35	(62)	(8)	(35)
Equity investments	(10)	—	(4)	(14)
Total increase (decrease) in interest income	92	2,395	(701)	1,786
Interest-bearing liabilities:
Interest-bearing deposits	(38)	47	(25)	(16)
Federal Home Loan Bank advances	4	—	(5)	(1)
Other interest-bearing liabilities	(17)	—	—	(17)
Total increase (decrease) in interest expense	(51)	47	(30)	(34)
Increase (decrease) in net interest income	$143	$2,348	$(671)	$1,820

	Three Months Ended March 31, 2022,
	Compared to Three Months Ended March 31, 2021
	Increase (Decrease) due to
(Dollars in thousands)	Rate	Volume	Days	Total
Interest-earning assets:
Total loans	$(1,778)	$(166)	$—	$(1,944)
Securities	38	1,081	—	1,119
Interest-bearing deposits at other financial institutions	62	109	—	171
Equity investments	27	(19)	—	8
Total increase (decrease) in interest income	(1,651)	1,005	—	(646)
Interest-bearing liabilities:
Interest-bearing deposits	(347)	161	—	(186)
Federal Home Loan Bank advances	—	—	—	—
Total increase (decrease) in interest expense	(347)	161	—	(186)
Increase (decrease) in net interest income	$(1,304)	$844	$—	$(460)

CBTX, INC. AND SUBSIDIARY

Average Balances and Yields

	Three Months Ended
	3/31/2022	12/31/2021	9/30/2021	6/30/2021	3/31/2021
Average Outstanding Balances (in thousands):
Interest-earning assets:
Total loans(1)	$2,886,765	$2,702,211	$2,702,248	$2,835,995	$2,901,291
Securities	497,640	404,064	327,968	302,808	259,341
Interest-bearing deposits at other financial institutions	768,665	921,545	854,406	670,508	475,279
Equity investments	13,379	13,374	13,367	15,338	15,353
Total interest-earning assets	4,166,449	4,041,194	3,897,989	3,824,649	3,651,264
Allowance for credit losses for loans	(31,602)	(32,840)	(36,945)	(40,806)	(41,078)
Noninterest-earning assets	307,796	312,308	313,901	317,115	321,334
Total assets	$4,442,643	$4,320,662	$4,174,945	$4,100,958	$3,931,520
Interest-bearing liabilities:
Interest-bearing deposits	$2,019,609	$1,941,177	$1,895,617	$1,839,812	$1,802,175
Federal Home Loan Bank advances	50,000	50,000	50,000	50,000	50,000
Other interest-bearing liabilities	—	33	—	—	—
Total interest-bearing liabilities	2,069,609	1,991,210	1,945,617	1,889,812	1,852,175
Noninterest-bearing liabilities:
Noninterest-bearing deposits	1,762,729	1,706,673	1,612,985	1,611,565	1,478,183
Other liabilities	49,990	54,612	52,712	46,774	51,634
Total noninterest-bearing liabilities	1,812,719	1,761,285	1,665,697	1,658,339	1,529,817
Shareholders’ equity	560,315	568,167	563,631	552,807	549,528
Total liabilities and shareholders’ equity	$4,442,643	$4,320,662	$4,174,945	$4,100,958	$3,931,520

Yield Trend(2)
Interest-earning assets:
Total loans	4.39%	4.39%	4.52%	4.36%	4.64%
Securities	1.87%	1.76%	1.74%	1.76%	1.84%
Interest-bearing deposits at other financial institutions	0.18%	0.16%	0.16%	0.13%	0.15%
Equity investments	4.67%	4.98%	4.66%	4.13%	3.86%
Total interest-earning assets	3.31%	3.16%	3.33%	3.41%	3.85%
Interest-bearing liabilities:
Interest-bearing deposits	0.23%	0.24%	0.26%	0.28%	0.30%
Federal Home Loan Bank advances	1.79%	1.76%	1.75%	1.77%	1.79%
Other interest-bearing liabilities	—	—	—	—	—
Total interest-bearing liabilities	0.27%	0.28%	0.30%	0.32%	0.34%
Net interest spread(3)	3.04%	2.88%	3.03%	3.09%	3.51%
Net interest margin(4)	3.18%	3.02%	3.18%	3.25%	3.68%
Net interest margin - tax equivalent(5)	3.22%	3.07%	3.22%	3.29%	3.71%

(1)Includes average outstanding balances of loans held for sale.
(2)Annualized.
(3)	Net interest spread is the average yield on interest-earning assets minus the average rate on interest-bearing liabilities.
(4)	Net interest margin is equal to net interest income divided by average interest-earning assets.
(5)	Tax equivalent adjustments were computed using a federal income tax rate of 21%.

CBTX, INC. AND SUBSIDIARY

Loans and Deposits Period End Balances

(In thousands, except percentages)

	3/31/2022		12/31/2021		9/30/2021		6/30/2021		3/31/2021
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%

Loan Portfolio:
Commercial and industrial	$600,990	20.8%	$634,384	22.0%	$596,251	22.8%	$658,733	24.0%	$756,707	26.1%
Real estate:
Commercial real estate	1,142,646	39.5%	1,091,969	38.0%	1,029,137	39.3%	1,060,968	38.7%	1,072,263	36.9%
Construction and development	473,326	16.4%	460,719	16.0%	393,541	15.0%	426,007	15.5%	464,091	16.0%
1-4 family residential	263,213	9.1%	277,273	9.6%	204,151	7.8%	211,328	7.7%	224,880	7.7%
Multi-family residential	279,099	9.7%	286,396	10.0%	285,852	10.9%	265,252	9.7%	271,719	9.4%
Consumer	28,230	1.0%	28,090	1.0%	27,930	1.1%	31,444	1.1%	32,767	1.1%
Agriculture	6,287	0.2%	7,941	0.3%	8,780	0.4%	8,283	0.4%	6,974	0.2%
Other	95,187	3.3%	89,655	3.1%	71,915	2.7%	78,607	2.9%	74,387	2.6%
Gross loans	2,888,978	100.0%	2,876,427	100.0%	2,617,557	100.0%	2,740,622	100.0%	2,903,788	100.0%
Less allowance for credit losses	(31,442)		(31,345)		(32,208)		(37,183)		(40,874)
Less deferred fees and unearned discount	(8,350)		(8,739)		(8,828)		(10,318)		(11,151)
Less loans held for sale	(748)		(164)		(327)		(808)		(1,005)
Loans, net	$2,848,438		$2,836,179		$2,576,194		$2,692,313		$2,850,758

Deposits:
Interest-bearing demand accounts	$444,571	11.6%	$468,361	12.2%	$386,196	10.9%	$375,543	11.0%	$368,124	10.9%
Money market accounts	1,218,082	31.9%	1,209,659	31.6%	1,139,167	32.3%	1,101,091	32.2%	995,945	29.4%
Savings accounts	130,218	3.4%	127,031	3.3%	118,794	3.4%	115,823	3.4%	112,467	3.3%
Certificates and other time deposits, $100,000 or greater	127,798	3.4%	134,775	3.5%	140,740	4.0%	142,343	4.2%	145,762	4.3%
Certificates and other time deposits, less than $100,000	99,233	2.6%	106,477	2.8%	118,594	3.4%	125,202	3.6%	141,041	4.2%
Total interest-bearing deposits	2,019,902	52.9%	2,046,303	53.4%	1,903,491	54.0%	1,860,002	54.4%	1,763,339	52.1%
Noninterest-bearing deposits	1,801,323	47.1%	1,784,981	46.6%	1,628,144	46.0%	1,556,784	45.6%	1,621,408	47.9%
Total deposits	$3,821,225	100.0%	$3,831,284	100.0%	$3,531,635	100.0%	$3,416,786	100.0%	$3,384,747	100.0%

CBTX, INC. AND SUBSIDIARY

Credit Quality

(In thousands, except percentages)

	3/31/2022	12/31/2021	9/30/2021	6/30/2021	3/31/2021
Nonperforming Assets (at period end):
Nonaccrual loans:
Commercial and industrial	$8,765	$9,090	$9,773	$10,038	$12,230
Real estate:
Commercial real estate	11,363	11,512	10,419	10,572	10,664
Construction and development	140	142	—	—	236
1-4 family residential	1,777	1,784	351	363	378
Other	38	40	42	—	—
Nonaccrual loans	22,083	22,568	20,585	20,973	23,508
Accruing loans 90 or more days past due	—	—	—	—	—
Total nonperforming loans	22,083	22,568	20,585	20,973	23,508
Foreclosed assets	—	—	—	—	106
Total nonperforming assets	$22,083	$22,568	$20,585	$20,973	$23,614

Allowance for Credit Losses for Loans (at period end):
Commercial and industrial	$10,895	$11,214	$11,401	$12,260	$13,812
Real estate:
Commercial real estate	11,297	11,015	11,744	13,260	14,280
Construction and development	3,429	3,310	3,334	4,453	5,445
1-4 family residential	2,025	2,105	1,700	2,172	2,458
Multi-family residential	1,770	1,781	2,156	2,382	2,714
Consumer	403	406	449	494	434
Agriculture	70	88	109	115	107
Other	1,553	1,426	1,315	2,047	1,624
Total allowance for credit losses for loans	$31,442	$31,345	$32,208	$37,183	$40,874

Credit Quality Ratios (at period end):
Nonperforming assets to total assets	0.50%	0.50%	0.49%	0.52%	0.59%
Nonperforming loans to loans excluding loans held for sale	0.77%	0.79%	0.79%	0.77%	0.81%
Allowance for credit losses for loans to nonperforming loans	142.38%	138.89%	156.46%	177.29%	173.87%
Allowance for credit losses for loans to loans excluding loans held for sale	1.09%	1.09%	1.23%	1.36%	1.41%

CBTX, INC. AND SUBSIDIARY

Allowance for Credit Losses for Loans

(In thousands, except percentages)

	Three Months Ended
	3/31/2022	12/31/2021	9/30/2021	6/30/2021	3/31/2021

Beginning balance	$31,345	$32,208	$37,183	$40,874	$40,637

Provision (recapture):
Commercial and industrial	(383)	(227)	(945)	(1,955)	872
Real estate:
Commercial real estate	282	(729)	(1,516)	(1,020)	482
Construction and development	119	(24)	(1,119)	(992)	(644)
1-4 family residential	(81)	406	(469)	(286)	(120)
Multi-family residential	(11)	(375)	(226)	(332)	201
Consumer	(5)	(42)	(39)	(36)	(10)
Agriculture	(28)	(21)	(11)	8	(72)
Other	127	111	(732)	423	(423)
Total provision (recapture)	20	(901)	(5,057)	(4,190)	286

Net (charge-offs) recoveries:
Commercial and industrial	64	40	86	403	(95)
Real estate:
Commercial real estate	—	—	—	—	—
Construction and development	—	—	—	—	—
1-4 family residential	1	(1)	(3)	—	—
Multi-family residential	—	—	—	—	—
Consumer	2	(1)	(6)	96	4
Agriculture	10	—	5	—	42
Other	—	—	—	—	—
Total net (charge-offs) recoveries	77	38	82	499	(49)

Ending balance	$31,442	$31,345	$32,208	$37,183	$40,874
Net charge-offs (recoveries) to average loans(1)	(0.01%)	(0.01%)	(0.01%)	(0.07%)	0.01%

(1)	Annualized.

CBTX, INC. AND SUBSIDIARY

Non-GAAP to GAAP Reconciliation

(In thousands, except per share data and percentages)

Our accounting and reporting policies conform to GAAP and the prevailing practices in the banking industry. However, we also evaluate our performance based on certain additional non-GAAP financial measures. We classify a financial measure as being a non-GAAP financial measure if that financial measure excludes or includes amounts, or is subject to adjustments that have the effect of excluding or including amounts, that are not included or excluded in the most directly comparable measure calculated and presented in accordance with GAAP in our statements of income, balance sheets or statements of cash flows. Non-GAAP financial measures do not include operating, other statistical measures or ratios calculated using exclusively financial measures calculated in accordance with GAAP. Non-GAAP financial measures should not be considered in isolation or as a substitute for the most directly comparable or other financial measures calculated in accordance with GAAP. Moreover, the way we calculate the non-GAAP financial measures may differ from that of other companies reporting measures with similar names.

This earnings release contains certain non-GAAP financial measures including “tangible book value,” “tangible book value per common share,” and “tangible equity to tangible assets,” which are supplemental measures that are not required by, or are not presented in accordance with, GAAP.

The Company calculates tangible equity as total shareholders’ equity, less goodwill and other intangible assets, net of accumulated amortization, and tangible book value per share as tangible equity divided by shares of common stock outstanding at the end of the relevant period. The most directly comparable GAAP financial measure for tangible book value per share is book value per share.

The Company calculates tangible assets as total assets less goodwill and other intangible assets, net of accumulated amortization. The most directly comparable GAAP financial measure for tangible equity to tangible assets is total shareholders’ equity to total assets.

The Company believes that tangible book value per share and tangible equity to tangible assets are measures that are important to many investors in the marketplace who are interested in book value per share and total shareholders’ equity to total assets, exclusive of change in intangible assets.

The following table reconciles, as of the dates set forth below, total shareholders’ equity to tangible equity, total assets to tangible assets and presents book value per share, tangible book value per share, tangible equity to tangible assets and total shareholders’ equity to total assets:

	3/31/2022	12/31/2021	9/30/2021	6/30/2021	3/31/2021
Total shareholders’ equity	$539,723	$562,125	$564,593	$556,227	$545,349
Adjustments:
Goodwill	(80,950)	(80,950)	(80,950)	(80,950)	(80,950)
Other intangibles	(3,540)	(3,658)	(3,702)	(3,846)	(3,991)
Tangible equity	$455,233	$477,517	$479,941	$471,431	$460,408

Total assets	$4,445,977	$4,486,001	$4,209,119	$4,066,534	$4,028,639
Adjustments:
Goodwill	(80,950)	(80,950)	(80,950)	(80,950)	(80,950)
Other intangibles	(3,540)	(3,658)	(3,702)	(3,846)	(3,991)
Tangible assets	$4,361,487	$4,401,393	$4,124,467	$3,981,738	$3,943,698

Common shares outstanding	24,502	24,488	24,420	24,450	24,442
Book value per share	$22.03	$22.96	$23.12	$22.75	$22.31
Tangible book value per share	$18.58	$19.50	$19.65	$19.28	$18.84
Total shareholders’ equity to total assets	12.14%	12.53%	13.41%	13.68%	13.54%
Tangible equity to tangible assets	10.44%	10.85%	11.64%	11.84%	11.67%

Investor Relations:

Justin M. Long

281.325.5013

investors@CBoTX.com

Media Contact:

Ashley Warren

713.210.7622

awarren@CBoTX.com